Acer Therapeutics Inc.

One Gateway Center, Suite 351

300 Washington Street

Newton, MA 02458

November 19, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0409

Attention: Irene Paik

RE: Acer Therapeutics Inc.

Registration Statement on Form S-3

File No. 333-228319

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Acer Therapeutics Inc. hereby requests that the effective date of the above-captioned registration statement on Form S-3 (the “Registration Statement”) be accelerated to 5:00 p.m., Eastern Time, on Wednesday, November 21, 2018, or as soon thereafter as may be practicable.

Very truly yours,

ACER THERAPEUTICS INC.

By:	/s/ Harry S. Palmin
Harry S. Palmin
Chief Operating Officer and Chief Financial Officer

cc: Patty M. DeGaetano